CONFIDENTIAL MATERIALS OMITTED AND FILED SEPARATELY WITH
THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE OMISSIONS.

BiolineRx Letterhead

EXHIBIT 4.23

March 30, 2011

Mr. Nir Gamliel
16 Treworthy Road
North Potomac, MD 20878

Re:	Mutual Agreement Regarding Termination Terms

Dear Nir:

Following the notice of termination of your employment, delivered to you by BioLineRx USA Inc. (“the Company”) on January 13, 2011 in accordance with section 3.1 of your employment agreement dated as of January 2, 2008 (“the “Employment Agreement”), this letter sets forth the terms and conditions that were mutually agreed upon between the Company and you regarding the termination, in addition to the termination terms provided in the Employment Agreement (the “Additional Terms”).

It is hereby clarified that the Company has agreed to the Additional Terms as a gesture of goodwill and beyond the letter of the law, and your entitlement for such terms is subject to your signature of confirmation at the end of this letter.

Following are the agreed-upon Additional Terms:

1.	The date of the termination of your employment with the Company shall be extended to July 13, 2011 (the “Termination Date”), subject to the following conditions:

1.1	In the period of time from the execution of this agreement and until the Termination Date, only the following terms of the Employment agreement shall remain in effect:

The use of the term Base Salary shall mean the Base Salary that you have been receiving as of January 1, 2010.

1.1.1	Section 2.1 - Base Salary

In addition, through the Termination Date you shall be entitled to keep using the Israeli mobile phone and laptop computer provided to you by the Company, under the same terms as previously provided. Upon the Termination Date and subject to the fulfillment of all your obligations as set hereunder, the ownership of the Israeli mobile phone and laptop computer shall be transferred to you.

1.1.2	Sections 2.4 and 2.5 - Benefits and Expenses, provided that the amounts will not be significantly greater than the average amounts paid by the Company during your previous employment period.

1.1.3	Sections 3.2 and 3.4 - Termination for Cause and Voluntary Termination.

1.1.4	Return of Property under section 4.1.

1.1.5	Cooperation under section 4.2.

1.1.6
Sections 5.1 to 5.2 - your obligations regarding proprietary information, and non-disclosure. The Company waives your obligation regarding noncompetition, provided that in your future activities you shall refrain from any conflict of interests between you and BioLine.

1.1.7	The provisions regarding arbitration, amendments waivers and remedies, section 9.1 to 9.2 assignment and binding effect.

1.1.8	Notices shall be effective by electronic transmission, fax or hand delivery.

1.1.9	You shall be entitled to exercise all or part of your vested options through the Termination Date and/or within ninety (90) days from Termination Date.

1.1.10
The entitlement for Severance Pay as set in section 3.3 of the Employment Agreement shall not be applicable. It is hereby agreed that within 30 days from the Termination Date, and subject to the fulfillment of your obligations in accordance with section 1.1 above, you shall be entitled to receive Severance Pay in the amount equal to a Base Salary of one month.

1.1.11
The Deal Bonus entitlement in connection with termination, as set forth in section 3.1 of the Employment Agreement, shall not be applicable. It is hereby agreed that in the event that within one (1) year from the date of this letter of agreement, a Deal is signed, as such term is defined from time to time be the Company’s Board of Directors, in connection with the project BL-5010 or BL-6030 with one of the companies specified in Appendix A of this agreement, you shall be entitled to receive: (a) in connection with the BL-5010 project - a Bonus equal to 35% (thirty five percent) of the Base Salary; (b) in connection with the BL-6030 project - a Bonus equal to 17.5% (seventeen and a half percent) of the Base Salary, payable within 30 days following the relevant Deal and subject to the fulfillment of your obligations in accordance with section 1.1.

For the avoidance of doubt it is hereby clarified that, for purposes of the Deal Bonus set forth above, you shall only be entitled to approach the companies listed in Appendix A through the Termination Date. Any approach to a person or entity other than the companies listed in Appendix A and/or any approach to any person or entity (including those listed in Appendix A) after the Termination Date, in connection with any of 3 the Company’s projects, shall be subject to the prior written approval of the Company’s CEO.

1.2
During the period from March 2011 to July 2011, you shall be entitled to travel to Israel twice at the Company’s expense and in accordance with the applicable Company’s travel rules and procedures, provided that the dates and details of your travel shall be approved in writing and in advance by the Company’s CEO.

2.
You hereby warrant and undertake that, other than the satisfactory fulfillment of the abovementioned paragraphs and satisfaction of all payments described herein, neither you, nor anyone on your behalf, has, nor shall have: any claims, demands and/or causes of action against the Company and/or its affiliates, its assigns, agents, officers, directors, shareholders and/or affiliates, concerning your employment by the Company and/or the termination of such employment, including, without limitation, any and all claims, demands and/or causes of action in connection with severance pay, social or pension payments or deductions, salaries or wages of any kind, stock options, any advanced notice or pay in lieu thereof, overtime payment, payment for work on the weekly day of rest or during holidays, any and all reimbursements or refunds for expenses of any kind, including, without limitation, for travel, recreation pay, vacation pay or redemption of such, sick pay or payment for sick days not utilized, any payment and/or social benefit of any kind whatsoever.

BioLineRx USA Inc.

Date:	March 30, 2011

By:	Kinneret Savitsky

Title:	CEO

I hereby declare that I have carefully read this statement and understood its content and have received appropriate legal advice, and I agree and accept its terms and conditions and undertake to comply with all of the undertakings included therein.

Signature:	/s/ Nir Gamliel

Date:	March 30, 2011

Employee’s name:	Nir Gamliel

ID number:

Appendix A – List of Companies

[***]

[***]	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.